

June 2, 2021

Mark Locke
Chief Executive Officer
Genius Sports Limited
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

      Re: Genius Sports Limited
           Draft Registration Statement on Form F-1
           Submitted May 19, 2021
           CIK No. 0001834489

Dear Mr. Locke:

      We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, submitted May 19, 2021

General

1.   We note that you include audited year-end financial statements as of December 31, 2020 and unaudited interim financial statements as of March 31, 2021 for only Maven TopCo Limited, with the relevant successor and predecessor periods related to Maven TopCo's acquisition of all of the outstanding equity of Genius Sports. We also note your disclosure that the business combination between Genius Sports Limited and dMY Technology Group, Inc. II was consummated on April 20, 2021, and your reference to the historical financial information of dMY in your Summary Unaudited Pro Forma Condensed Financial Information. Considering that the business combination with dMY closed after the unaudited interim period included in your filing, please amend your filing to include

the financial statements of dMY required by Rules 3-01 and 3-02 of Regulation S-X. The financial statements of dMY should be included in your filing, and not filed or incorporated by reference in an exhibit.

 Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ross M. Leff, P.C.